SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES ACT OF 1934

Almacenes Éxito S.A.

(Name of Subject Company)

Almacenes Éxito S.A.

(Name of Person Filing Statement)

Common Shares, par value of COP 3.33 per common share

American Depositary Shares, each representing eight common shares

(Title of Class of Securities)

02028M105*

(CUSIP Number of Class of Securities)

Ivonne Windmueller Palacio

Chief Financial Officer

Carrera 48 No. 32B Sur - 139

Avenida Las Vegas

Envigado, Colombia

+(57 604) 604 9696

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

John Vetterli

Karen Katri

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	The CUSIP number is for the American Depositary Shares relating to the common shares. No CUSIP number exists for the underlying common shares, because such shares are not traded in the United States.

This Schedule 14D-9 consists of a communication by Almacenes Éxito S.A. (“Éxito”), which is attached hereto as Exhibit 99.1, concerning an agreement that certain of its shareholders have entered into with Cama Commercial Group, Corp. (the “Buyer”) that could result in the Buyer launching a tender offer for common shares of Éxito, including common shares represented by American Depositary Shares.

Exhibit Number	Description of Document
99.1	Material Fact, dated October 16, 2023 (English translation) (incorporated by reference to the Form 6-K of Almacenes Éxito S.A. furnished to the Securities and Exchange Commission on October 16, 2023).

Important Information

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any shares or other securities. If and at the time a tender offer is commenced, the Buyer has advised us that it intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Éxito will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

U.S. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed with the SEC by the Buyer and Éxito, may be obtained by U.S. shareholders without charge after they have been filed at the SEC’s website at www.sec.gov. The offer to purchase and related materials may also be obtained (when available) for free by U.S. shareholders by contacting the information agent for the tender offer that will be named in the Tender Offer Statement on Schedule TO.

This communication shall not constitute a tender offer in any country or jurisdiction in which such offer would be considered unlawful or otherwise violate any applicable laws or regulations.

Forward-Looking Statements

This communication contains forward-looking statements related to a pre-agreement for the purchase of and the proposed tender offer for shares of Éxito. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on Éxito’s expectations as of the date they were first made and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, the outcome and timing of regulatory reviews and the timing of the launch and completion of the tender offer. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Unless as otherwise stated or required by applicable law, Éxito undertakes no obligation and does not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.